================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------
                                  SCHEDULE TO/A
                                 (Rule 14d-100)
   Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934

                       (Amendment No. 5--Final Amendment)

                                ----------------
                               ARAMARK CORPORATION
                       (Name of Subject Company (Issuer))

                               ARAMARK CORPORATION
                        (Name of Filing Person (Offeror))

                CLASS A-1, CLASS A-2 AND CLASS A-3 COMMON STOCK,
                            $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)
                                      [N/A]
                      (CUSIP Number of Class of Securities)
                               BART J. COLLI, ESQ.
             EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               ARAMARK CORPORATION
                               1101 MARKET STREET
                        PHILADELPHIA, PENNSYLVANIA 19107
                                 (215) 238-3000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                ----------------

                                   Copies to:

       BART J. COLLI, ESQ.                         CHARLES I. COGUT, ESQ.
       ARAMARK CORPORATION                          MARIO A. PONCE, ESQ.
          ARAMARK TOWER                          SIMPSON THACHER & BARTLETT
       1101 MARKET STREET                           425 LEXINGTON AVENUE
PHILADELPHIA, PENNSYLVANIA 19107                  NEW YORK, NEW YORK 10017
         (215) 238-3000                                (212) 455-2000
                                ----------------


[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which this statement relates:

[ ]  third party tender offer subject to     [ ]  going-private transaction
     Rule 14d-1                                   subject to Rule 13e-3
[X]  issuer tender offer subject to          [ ]  amendment to Schedule 13D
     Rule 13e-4                                   under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X ]

================================================================================

     This Amendment No. 5, which is the final amendment, amends and supplements the Tender Offer Statement on Schedule TO filed on December 17, 2001, as amended on January 9, 2002, January 16, 2002, January 18, 2002 and January 28, 2002 (the "Schedule TO") relating to an offer by ARAMARK Corporation, a Delaware corporation (the "Company"), to purchase, upon the terms and subject to the conditions contained in the offer to purchase dated December 17, 2001 (the "Offer to Purchase") and the accompanying letter of transmittal (which together with the Offer to Purchase constitute the "Offer"), up to 14,348,909 shares of ARAMARK Corporation's class A common stock, par value $0.01 per share, at a price of $23 per share, net to the seller in cash. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule TO.

     The offer expired at 12:00 noon, Philadelphia time, on January 25, 2002 and has not been extended. Based on the final count by our tender offer processing group, 13,631,454 shares were validly tendered and not withdrawn pursuant to the offer. This represents approximately 9.7% of the shares eligible for tender. Under the terms of the offer, the Company accepted all 13,631,454 shares for payment.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    ARAMARK Corporation

                                    By:  /s/ L. Frederick Sutherland
                                       -----------------------------------------
                                        L. Frederick Sutherland
                                        Executive Vice President and Chief
                                        Financial Officer


Dated: January 30, 2002